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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: July 31, 2024 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                    000-54013

QUALITY ONLINE EDUCATION GROUP INC.
(Exact name of registrant as specified in its charter)

Unit 1, 60 Riviera Dr. Markham, Ontario, Canada L3R 5M1 (1)647 776 8618
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common and Preferred Share
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:            184

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specifi ed in charter) has caused this certifi cation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 28, 2023	By:	Xuye Wu

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall fi le with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an offi cer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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